Exhibit 99.1

PRESS RELEASE	Leitch Press Contact: Laura Whitaker Tel: +1(408) 782-1201 laura.whitaker@leitch.com Leitch Investor Contact: David Toews Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com

22 October, 2004	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY CORPORATION RAISES $42.7 MILLION
THROUGH OFFERING OF COMMON SHARES

TORONTO - Leitch Technology Corporation (TSX: LTV) today announced that it has closed its previously announced agreement with a syndicate of underwriters, led by CIBC World Markets Inc., and including Orion Securities Inc., First Associates Investments Inc. and Paradigm Capital Inc., under which the underwriters have agreed to buy and sell to the public 4,250,000 common shares of Leitch from treasury, at a purchase price of $9.45 per share. The underwriters have also exercised a portion of the over-allotment option, resulting in a total of 4,520,000 common shares being issued from treasury with gross proceeds of $42,714,000.

The common shares offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any State in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements
This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch
Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support. (www.leitch.com).
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Not for distribution to U.S. news wire services or dissemination in the United States.